FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

   Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /International DisplayWorks, Inc. ("IDWK")/          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /                                         /          -X-  Officer       ---    Other
GENOVESE,     ANTHONY                   /                                         /          (give title below) (specify below)
                                        /                                         /     Vice Chairman and Chief Technology Officer
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. I.R.S.             4. Statement for  /    7. Individual or Joint/Group Filing
                                        /  Identification          (Month/Year)   /       (Check Applicable Line)
                                        /  Number of Reporting       2/00         /    X   Form filed by one Reporting Person
                                        /  Person, if an                          /   ---  Form filed by More than One
----------------------------------------/  Entity                -----------------/        Reporting Person
                                        /  (Voluntary)                            /
                                        /                                         /
C/O INTERNATIONAL DISPLAYWORKS, INC.    /       --                                 /
599 MENLO DRIVE, SUITE 200              /                       5. If Amendment,  /
--------------------------------------- /                        Date of Original /
(Street)                                /                         (Month/Year)    /
--------------------------------------- /                                N/A      /
                                        /   --------------------------------------/
ROCKLIN,               CA        95765  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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
          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
===================================================================================================================================
Common
 Stock       6/13/00         A               24,353           A        $.75          694,353                  I       Held in IRA
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Common
  Stock                                                                              670,000                  D
===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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



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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)  /(D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /       /   / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /       /   / cisable/  Date  /       /shares /         /   4    /            /
===================================================================================================================================


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

Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ ANTHONY GENOVESE                                               12/26/01
 --------------------------------                                  -----------
     Anthony Genovese                                                  Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.